OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

March 25, 2008

VIA EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The Phoenix Companies Definitive Additional Soliciting Materials Filed March 21, 2008 by Oliver Press Partners, LLC, et. al. File No. 001-16517

Dear Mr. Duchovny:

     Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated March 24, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

1.      SEC Comment: We note that the materials were filed on March 21, 2008 while the soliciting event took place on March 7, 2008. It appears that a filing two weeks after the event does not comply with your obligations under Rule 14a-6(b). Please advise.

     Oliver Press Response: The CNBC clip was taken from a CNBC broadcast on March 7, 2008 and was first used by Oliver Press on March 21, 2008 as soliciting material after the transcript of the CNBC clip was filed on EDGAR as additional definitive soliciting material. Prior to that time, Oliver Press had not used the clip for soliciting purposes. As discussed further in the response to Comment 2, Mr. Foley is not a participant in the solicitation and his appearance as a general matter therefore did not cause the CNBC program to become soliciting material earlier. Since the first use of the soliciting material occurred after the materials were filed, Oliver Press respectfully submits that it is compliance with Rule 14a-6(b).

2.      SEC Comment: We note that Mr. Foley is your compensation consultant but in this television program appears to be conducting soliciting activities and to be a participant in your solicitation. Please provide us your analysis of Mr. Foley’s status in this respect. We note that instruction 3(b)(iii) excludes certain persons employed by a participant so long as their activities “are limited to the duties required to be performed in the course of such employment.” If you determine that Mr. Foley is a participant, please revise your proxy statement to include all the required information.

     Oliver Press Response: While Mr. Foley was retained by Oliver Press at a cost of a few thousand dollars to provide an opinion on the appropriateness of the executive compensation arrangements that Phoenix has provided to its executive officers, he was not retained to assist Oliver Press in soliciting efforts, nor was he paid to appear on CNBC or for making any other appearances. Mr. Foley (as reflected on his own web site) is “frequently cited in numerous media outlets, including The New York Times, The Wall Street Journal, The Washington Post, The Financial Times, CNBC, CBS News, CNN, Fox News, Bloomberg News and NPR”.

     In addition, the focus of the CNBC segment on which Mr. Foley appeared was executive compensation in general and more specifically the hearing in the House of Representatives Committee on Oversight and Government Reform that was held on March 7, 2008 at 10:00 A.M. At that hearing, Nell Minow, who appears in the CNBC clip that Oliver Press is using, testified, as did, among others, Charles Prince, the former Chairman and CEO of Citigroup, E. Stanley O’Neil, the former Chairman and CEO of Merrill Lynch, and Angelo Mozilo, the CEO of Countrywide Financial. The portion of the segment in respect of Phoenix follows a discussion of the Committee hearings, the compensation packages provided to Messrs. Prince, O’Neil and Mozilo and executive compensation more generally.

     Under such circumstances, Oliver Press respectfully submits that Mr. Foley is not a participant in the present solicitation.

     If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

By:	/s/ Clifford Press
Clifford Press
Managing Member

cc:	Allen B. Levithan, Esq.
Jeffrey M. Shapiro, Esq.